September 16, 2020

Burford Capital Limited
Registration Statement on Form 20-F
Filed September 11, 2020
File No. 001-39511

Dear Ms. Aldave:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated September 16, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 20-F filed with the SEC on September 11, 2020 (the “Registration Statement”).

In addition to the following responses, the Company has separately made available to the Staff, via electronic fileshare, additional relevant supplemental information (the “Supplemental Information”), accompanied by a cover letter indicating that the material is being provided pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company respectfully requests that, pursuant to Rule 12b-4 of the Exchange Act, the Staff return, destroy or terminate access to the Supplemental Information of the Company following its review.

The numbered paragraph and heading below correspond to that set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by the Company’s response to such comments. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Registration Statement on Form 20-F

Risk Factors
We are subject to the risk of being deemed an investment company, page 13

1.	We note your response to our prior comment 1. When discussing why you believe that you are “primarily engaged” in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B) of the Investment Company Act of 1940 (“1940 Act”), you excluded “third party interests” from your calculations. Please: (i) provide a definition of “third party interests” and (ii) provide your rationale, under the 1940 Act, for excluding such interests from your calculations.

Response: (i) As disclosed in the Registration Statement, the Company prepares its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). IFRS requires the Company to consolidate fund entities that it both manages (and, therefore, controls) and also has a meaningful investment in. These consolidated entities include the Strategic Value Fund, the BOF-C fund and certain special purpose vehicles through which the Company holds capital provision assets jointly with minority partners. As disclosed in the Registration Statement, the Company refers to this presentation as “consolidated” or “IFRS”. In order to provide clarity on the Company as a stand-alone business excluding the impact of third-party interests in these consolidated entities, the Company also furnishes financial information on a “Burford-only” basis, which refers to assets, liabilities and activities that pertain only to the Company itself and excludes third-party interests (such third-party interests being the portions of non-wholly owned entities owned by others). The net assets attributable to the third-party ownership in these funds is subtracted from the Company’s statement of financial position in the line item titled “Third-party interests in consolidated entities” and the share of gains or losses attributable to the third-party ownership in these funds is subtracted from the Company’s statement of comprehensive income in the line item titled “Third-party share of gains relating to interests in consolidated entities”. See Note 2 to the consolidated financial statements beginning on page F-8 of the Registration Statement. Note 23 to the consolidated financial statements beginning on page F-54 of the Registration Statement provides a reconciliation of the line-by-line impact of consolidating the results of those entities with the stand-alone results for Burford (i.e., if Burford-only accounted for its investment in the entities) to arrive at the totals reported in the consolidated statement of comprehensive income and consolidated statement of financial position.

(ii) The Company respectfully submits that the 1940 Act is unambiguous in its requirement that the financial statements of an issuer be considered on an unconsolidated basis for purposes of determining whether the issuer is an investment company.  See 15 U.S.C. 80a-3(a)(1).  Indeed, the SEC acknowledged this to be the case when it adopted Rule 3a-1 under the 1940 Act, a rule exempting certain issuers that might otherwise be subject to the 1940 Act.  Investment Company Act Rel. No. 10937 (Nov. 13, 1979) (“The Act requires unconsolidated financial statements presumably because consolidation of an issuer with a subsidiary which is majority-owned, but not wholly-owned, will distort the relative value of the issuer’s investment securities to its other assets.”).  Citing the legislative history of the 1940 Act, the SEC determined to require that an issuer consolidate its financial statements only with those of any wholly-owned subsidiaries.  See Rule 3a-1(c) under the 1940 Act; Securities and Exchange Commission, Investment Trusts and Investment Companies at 19 n.11 (1939).  In the absence of any specific guidance from the Staff with respect to the application of the “primarily engaged” requirement for purposes of Section 3(c)(5), and in light of the 1940 Act’s clear preference for financial statements to be considered on an unconsolidated basis, the Company believes the exclusion of third party interests from its calculations is appropriate.

Notwithstanding the foregoing, as of December 31, 2019, qualifying capital provision agreements (“Qualifying Capital Provision Agreements” or “QCPAs”) held by the Company make up at least 55% of the value of the assets on the Company’s consolidated balance sheet and there have been no changes that would result in a meaningfully lower percentage of the value of the Company’s total consolidated assets represented by QCPAs from December 31, 2019 to the date hereof. As such, the Company respectfully submits that—whether assessed on a consolidated basis or after excluding third party interests—it is “primarily engaged” in the businesses referenced in Section 3(c)(5)(A) and Section 3(c)(5)(B) of the 1940 Act.

The Company is supplementally providing a schedule of all of the assets on its consolidated balance sheet as of December 31, 2019, identifying each legal finance asset by category.

As noted in the Company’s response letter dated September 10, 2020, because the Company more than satisfies the 55% test, it has not tested the assets in some of its smaller lines of business, such as its asset recovery business, and has instead assumed that all of those assets are “bad” assets for the purposes of this analysis; if tested, the Company believes that some of those assets would be “good” assets.

* * *

Should you have any questions or comments with respect to this letter, please contact Andrew J. Pitts at 212-474-1620.

Sincerely, /s/ Andrew J. Pitts
Andrew J. Pitts

Tonya Aldave

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Christopher Bogart, Chief Executive Officer

Jim Kilman, Chief Financial Officer

Mark Klein, General Counsel & Chief Administrative Officer

Burford Capital Limited

Regency Court, Glategny Esplanade

St. Peter Port GY1 1WW

Guernsey

VIA E-MAIL